October 18, 2019

Ari de S  Cavalcante Neto
Chief Executive Officer
Arco Platform Limited
Rua Augusta 2840, 9th floor, suite 91
Consola  o, S o Paulo SP
01412-100, Brazil

       Re: Arco Platform Limited
           Registration Statement on Form F-3
           Filed October 15, 2019
           File No. 333-234215

Dear Mr. de S  Cavalcante Neto:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Katherine Bagley at (202) 551-2545 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:    Manuel Garciadiaz